SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2
(Amendment No.2) *

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W109(1)

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person Jinbo Yao

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,972,720 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,972,720 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,972,720 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.9%

12	Type of Reporting Person IN

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person Nihao China Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,972,720 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,972,720 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,972,720 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.9%

12	Type of Reporting Person CO

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person Xinyi Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,972,720 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,972,720 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,972,720 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.9%

12	Type of Reporting Person CO

CUSIP No. 98418W109		Schedule 13G

1	Name of Reporting Person Credit Suisse Trust Limited as Trustee of The Xinyi Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,972,720 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,972,720 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,972,720 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.9%

12	Type of Reporting Person OO

CUSIP No. 98418W109	Schedule 13G

Item 1(a).	Name of Issuer: Xueda Education Group (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: A-4 Xibahe Beili, Chaoyang District Beijing 100028 People’s Republic of China

Item 2(a).

Name of Person Filing:
This Schedule 13G is filed by and on behalf of:

(a)   Jinbo Yao;

(b)   Nihao China Corporation (“Nihao China”);

(c)   Xinyi Limited (“Xinyi”); and

(d)   Credit Suisse Trust Limited as Trustee of The Xinyi Trust (“Trustee”).

Item 2(b).

Address of Principal Business Office, or, if none, Residence:
For Jinbo Yao:

A-4 Xibahe Beili, Chaoyang District
Beijing 100028
People’s Republic of China

For Nihao China:

Trinity Chambers, P.O. Box 4301
Road Town, Tortola
British Virgin Islands

For Xinyi:

The Bahamas Financial Centre,

Shirley and Charlotte Streets

P.O. Box N-3023, Nassau, Bahamas

For Trustee:

1 Raffles Link #05-02

Singapore 039393

CUSIP No. 98418W109	Schedule 13G

Item 2(c).	Citizenship: Mr. Yao is a citizen of the People’s Republic of China. Nihao China is a British Virgin Islands company. Xinyi is a Bahamas company. Trustee is a Singaporean company.
Item 2(d).	Title of Class of Securities: Ordinary Shares
Item 2(e).	CUSIP Number: 98418W109

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2014. The percentage amounts are based on 122,860,624 Ordinary Shares outstanding, which is the total number of Ordinary Shares issued and outstanding as of March 28, 2014, as disclosed in the Issuer’s Form 20-F filed on March 31, 2014 with the Securities and Exchange Commission.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jinbo Yao	10,972,720	8.9%	10,972,720	0	10,972,720	0

Nihao China	10,972,720	8.9%	10,972,720	0	10,972,720	0

Xinyi	10,972,720	8.9%	10,972,720	0	10,972,720	0

Trustee	10,972,720	8.9%	10,972,720	0	10,972,720	0

Nihao China is the record holder of 10,972,720 Ordinary Shares of the Issuer. Nihao   China is 100% beneficially owned by Xinyi, which in turn is wholly owned by the Trustee, as the trustee, on behalf of Mr. Jinbo Yao’s family trust. Mr. Yao has voting and investment power with respect to these Ordinary Shares. Mr. Yao, Nihao China, Xinyi and the Trustee are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists. The Trustee disclaims beneficial ownership of the ordinary shares.  The filing of this Schedule 13G should not be deemed an admission that the Trustee is the beneficial owner of such ordinary shares for any purpose.

CUSIP No. 98418W109	Schedule 13G

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

CUSIP No. 98418W109	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Jinbo Yao

/s/ Jinbo Yao
Jinbo Yao

Nihao China Corporation

	By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Director

Xinyi Limited

	By:	/s/ Jesmin Low & Mark John Farrell
Name: Jesmin Low & Mark John Farrell
Title: Authorized Signatories
For and on behalf of
Bakit Merah Limited
As Corporate Director

Credit Suisse Trust Limited as Trustee of The Xinyi Trust

	By:	/s/ Jesmin Low & Mark John Farrell
Name: Jesmin Low & Mark John Farrell
Title: Authorized Signatories
For and on behalf of
Credit Suisse Trust Limited

CUSIP No. 98418W109	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement